LIST OF GUARANTOR AND ISSUER SUBSIDIARIES    Exhibit 22

As of April 30, 2020, H&R Block, Inc. was the guarantor and Block Financial LLC was the issuer of the following:

▪	Senior Notes, 4.125%, due October 2020

▪	Senior Notes, 5.500%, due November 2022

▪	Senior Notes, 5.250%, due October 2025

▪	Third Amended and Restated Credit and Guarantee Agreement (CLOC)

Exact Name of Issuer Subsidiary                    Jurisdiction of Formation
Block Financial LLC                        Delaware